Exhibit 99.01

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES

LITIGATION REFORM ACT OF 1995

CERTAIN CAUTIONARY STATEMENTS AND

RISK FACTORS

CSG Systems International, Inc. and its subsidiaries (collectively, the “Company or forms of the pronoun “we”) or their representatives from time-to-time may make or may have made certain forward-looking statements, whether orally or in writing, including without limitation, any such statements made or to be made in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our various SEC filings or orally in conferences or teleconferences. We wish to ensure that such statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995.

ACCORDINGLY, THE FORWARD-LOOKING STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO AND ARE ACCOMPANIED BY THE FOLLOWING MEANINGFUL CAUTIONARY STATEMENTS IDENTIFYING CERTAIN IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

This list of factors is likely not exhaustive. We operate in a rapidly changing and evolving business involving the converging global telecommunications industry (e.g., cable television, DBS, wireline and wireless telephony, Internet and high speed data, etc.), and new risk factors will likely emerge. Management cannot predict all of the important risk factors, nor can it assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those in any forward-looking statements.

ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL BE ACCURATE INDICATORS OF FUTURE ACTUAL RESULTS, AND IT IS LIKELY THAT ACTUAL RESULTS WILL DIFFER FROM RESULTS PROJECTED IN FORWARD-LOOKING STATEMENTS AND THAT SUCH DIFFERENCES MAY BE MATERIAL.

CURRENT ECONOMIC STATE OF THE GLOBAL TELECOMMUNICATIONS INDUSTRY

The economic state of the global telecommunications industry continues to be depressed, with many of the companies operating within this industry publicly reporting decreased revenues and earnings, as well as several companies filing for bankruptcy protection. Public reports indicate any expected turnaround in the economic state of the global telecommunications industry could be slow, and a sustained recovery could take several years. Many telecommunications companies have announced cost and capital expenditure reduction programs to cope with the depressed economic state of the industry. Since most of our current and future clients operate within this industry sector, the economic state of this industry directly impacts our business, potentially limiting the amount of products and services current or future clients may purchase from us, as well as increasing the likelihood of uncollectible amounts from current and future accounts receivable and lengthening the cash collection cycle. For these reasons, the current economic conditions may impact our future results of operations and limit our ability to grow our revenues. Since a significant amount of our GSS Division’s business comes from international sources within this industry sector, this presents a significant risk to our ability to timely collect our accounts receivable, and to achieve and maintain profitability for this division of our business.

GSS DIVISION’S GOODWILL AND OTHER INTANGIBLE ASSETS

Key drivers of the value of the acquired Kenan Business and the other businesses that we have assigned to the GSS Division are the global telecommunications industry customer base and the software assets acquired. In connection with these acquisitions, as of December 31, 2003, we had approximately $219 million of goodwill and other long-lived intangible assets (client contracts and software) with a net carrying value of approximately $38 million. In addition to the requirement to perform an annual goodwill impairment test, goodwill and other long-lived intangible assets are required to be evaluated for possible impairment on a periodic basis (e.g., quarterly) if events occur or circumstances change that would indicate that a possible impairment of these assets may have occurred. During the second quarter of 2003, we determined that there was a sufficient concern about the carrying value of these assets in light of the current market conditions and the recent operating performance of this division. As a result, we evaluated the carrying value of the GSS Division’s goodwill and related long-lived intangible assets, and concluded an impairment of such assets had not occurred. We will continue to monitor the carrying value of these assets during this economic downturn. If the current economic conditions worsen and/or take longer to recover than anticipated, it is reasonably possible that a review for impairment of the GSS Division’s goodwill and/or related long-lived intangible assets in the future may indicate that these assets are impaired, and the amount of impairment could be substantial.

CLIENT BANKRUPTCIES

Certain of our clients have filed for bankruptcy protection, with Adelphia Communications representing the largest one for us. Companies involved in bankruptcy proceedings pose greater financial risks to us, consisting principally of possible claims of preferential payments for certain amounts paid to us prior to the bankruptcy filing date, as well increased collectibility risk for accounts receivable, in particular, those accounts receivable that relate to periods prior to the bankruptcy filing date. We consider such risks in assessing our revenue recognition and the collectibility of accounts receivable related to our clients that have filed for bankruptcy protection. We establish accounting reserves for our estimated exposure on these items. However, there can be no assurance that our accounting reserves related to these items are adequate. Should any of the factors considered in determining the adequacy of the overall reserves change adversely, an adjustment to the provision for doubtful account receivables may be necessary. Because of the potential significance of these items, such an adjustment could be material.

RESTRUCTURING ACTIVITIES

As a result of the Comcast arbitration ruling, we implemented of a cost reduction initiative during the fourth quarter of 2003, which is targeted to reduce our operating expenses by approximately $30 million in 2004, when compared to the third quarter 2003 annualized operating expense run rate. See MD&A, “Restructuring Charges” for additional discussions of this matter. There can be no assurance that our cost reduction initiatives will achieve the expected cost savings within the expected time frame, while simultaneously not jeopardizing our revenue opportunities.

During 2003 and 2002, we recorded restructuring charges related to involuntary employee terminations and various facilities abandonments. The accounting for facilities abandonments requires significant judgments in determining the restructuring charges, primarily related to the assumptions regarding the timing and the amount of any potential sublease arrangements for the abandoned facilities, and the discount rates used to determine the present value of the liabilities. We continually evaluate these assumptions, and adjust the related facilities abandonment reserves based on the revised assumptions at that time. In addition, we continually evaluate ways to cut our operating expenses through restructuring opportunities, to include the utilization of our workforce and current operating facilities. As a result, there is a reasonable possibility that we may incur additional material restructuring charges in the future.

RELIANCE ON KEY CUSTOMER CARE AND BILLING PRODUCTS AND SERVICES

Historically, a substantial percentage of our total revenues have generated from our core service bureau processing product, CSG CCS/BP (“CCS”), and related services. These CCS products and services are expected to provide a large percentage of our, and most of the Broadband Division’s, total revenues in the foreseeable future.

Historically, a substantial percentage of the GSS Division’s revenues have been generated from its core customer care and billing system product, CSG Kenan FX (formerly CSG Kenan/BP), to include software maintenance services and professional services associated with this product. CSG Kenan FX software licenses and related software maintenance services and professional services are expected to provide a large percentage of the GSS Division’s total revenues in the foreseeable future.

Any reduction in demand for CCS and/or CSG Kenan FX and related services discussed above could have a material adverse effect on our financial condition and results of operations, including possible impairments to related goodwill and other intangible assets.

TECHNOLOGICAL INNOVATION

The market for customer care and billing systems is characterized by rapid changes in technology and is highly competitive with respect to the need for timely product innovations and new product introductions. We believe that our future success in sustaining and growing our revenues depends upon continued market acceptance of our current products, including CCS and CSG Kenan FX, and our ability to continuously adapt, modify, maintain, and operate our products to address the increasingly complex and evolving needs of our clients, without sacrificing the reliability or quality of the products. As a result, substantial research and development will be required to maintain the competitiveness of our products and services in the market.

In particular, the Broadband Division is currently involved in a significant architectural change to CCS to further support convergent broadband services including cross-service bundling, convergent order entry and advanced service provisioning capabilities. CCS’s advanced convergent solution is expected to be the Broadband Division’s next generation product offering.

In addition, we recently introduced Kenan FX, which combined certain software technologies we had previously developed with the best of the Kenan B/P product family. Kenan FX is the result of an 18-month R&D project that resulted in a business framework consisting of pre-integrated products and modules that make services available via a common middle layer. Kenan FX is expected to be the GSS Division’s primary product offering in future periods.

There is an inherent risk of technical problems in maintaining and operating our products and services as the complexities are increased. Development projects can be lengthy and costly, and are subject to changing requirements, programming difficulties, a shortage of qualified personnel, and unforeseen factors which can result in delays. In addition, we are typically responsible for the implementation of new products, and depending upon the specific product, may also be responsible for operations of the product. There is an inherent risk in the successful implementation and operations of these products as the technological complexities increase. There can be no assurance: (i) of continued market acceptance of our current products; (ii) that we will be successful in the timely development of product enhancements or new products that respond to technological advances or changing client needs; or (iii) that we will be successful in supporting the implementation and/or operations of product enhancements or new products. There are additional risks related to implementation projects addressed below.

COMCAST AND AT&T BROADBAND BUSINESS RELATIONSHIP

We generate a significant percentage of our total revenues under the Comcast Master Subscriber Agreement. We received a ruling in our arbitration with Comcast in October 2003. See “MD&A-Comcast and AT&T Broadband Business Relationship” for a discussion of our business relationship with Comcast and related risk factors.

RENEWAL OF ECHOSTAR COMMUNICATIONS CONTRACT

The percentages of our total revenues generated from Echostar Communications (“Echostar”) for the fourth quarter of 2003 was approximately 13%. We expect that the amount of our 2004 quarterly revenues generated from Echostar will be comparable to that of the fourth quarter of 2003.

We provide services to Echostar under a master agreement which was scheduled to expire on December 31, 2004. In the first quarter of 2004, this contract was extended through March 1, 2006. The failure of Echostar to further renew its contract, representing a significant part of its business with us, could have a material adverse effect on our financial condition and results of operations.

DEPENDENCE ON U.S. VIDEO INDUSTRY – CABLE TELEVISION AND SATELLITE

The Broadband Division generates its revenues by providing products and services to the U.S. and Canadian cable television and satellite industries. Although our dependence on these industries has been lessened by earning additional revenues outside the U.S. as a result of the Kenan Business acquisition, revenues from the U.S. cable television and satellite industries are still expected to provide a large percentage of our, and substantially all of the Broadband Division’s, total revenues in the foreseeable future. A decrease in the number of customers served by our clients, loss of business due to non-renewal of client contracts, industry and client consolidations, and/or changing consumer demand for services could have a material adverse effect on our results of operations. There can be no assurance that new entrants into the video market will become our clients. Also, there can be no assurance that video providers will be successful in expanding into other segments of the converging telecommunications industry. Even if major forays into new markets are successful, we may be unable to meet the special billing and customer care needs of that market.

CONSOLIDATION OF THE GLOBAL TELECOMMUNICATIONS INDUSTRY

The global telecommunications industry is undergoing significant ownership changes at an accelerated pace. One facet of these changes is that telecommunications service providers are consolidating, decreasing the potential number of buyers for our products and services. In addition, consolidation in the global telecommunications industry may put at risk our ability to leverage our existing relationships. Should this consolidation result in a concentration of customer accounts being owned by companies with whom the we do not have a relationship, or with whom competitors are entrenched, it could negatively effect our ability to maintain or expand our market share, thereby having a material adverse effect to our results of operations.

COMPETITION

The market for our products and services is highly competitive. We directly compete with both independent providers of products and services and in-house systems developed by existing and potential clients. In addition, some independent providers are entering into strategic alliances with other independent providers, resulting in either a new competitor, or a competitor(s) with greater resources. Many of our current and potential competitors have significantly greater financial, marketing, technical, and other competitive resources than our company, many with significant and well-established international operations. There can be no assurance that we will be able to compete successfully with our existing competitors or with new competitors.

ATTRACTION AND RETENTION OF PERSONNEL

Our future success depends in large part on the continued service of our key management, sales, product development, and operational personnel. We are particularly dependent on our executive officers. We believe that our future success also depends on our ability to attract and retain highly skilled technical, managerial, operational, and marketing personnel, including, in particular, additional personnel in the areas of research and development and technical support. Competition for qualified personnel at times can be intense, particularly in the areas of research and development, conversions, software implementations, and technical support. In addition, our restructuring activities adversely impact our workforce as a result of involuntary terminations of employees and may adversely impact our ability to retain key personnel and recruit new employees when there is a need. For these reasons, we may not be successful in attracting and retaining the personnel it requires, which could have a material adverse effect our ability to meet our commitments and new product delivery objectives. As mentioned above, we seek to ensure that our cost reduction initiatives do not adversely impact our revenue opportunities.

IMPLEMENTATION PROJECT COMPLEXITIES AND RISKS

Our GSS Division provides a variety of implementation services in conjunction with its software arrangements. The nature of the efforts required to complete the implementations can range from relatively short and noncomplex projects to long and complex projects. These implementation projects typically range from six to twelve months in length, but can be longer or shorter depending upon the specifics of the project. The length and complexity of an individual project is dependent upon many factors including, but not limited to, the following: (i) the level of software customization, if any, required in the implementation; (ii) the complexity of the client’s business, and the client’s intended use of our products and services to address their business needs; (iii) whether the project includes multiple software product implementations or services; (iv) the extent of efforts required to integrate our products with the client’s other computer systems and business processes; (v) the amount and type of data that is required to be converted from the client’s old application system to the newly implemented system; (vi) the geographic location of the implementation project; (vii) whether the arrangement includes additional vendors participating in the overall project, including, but not limited to, prime and subcontractor relationships with our company; and (viii) the responsibility we have assumed for the overall project completion. For example, from time-to-time we may assume a prime contractor (or prime integrator) role in a project in addition to our software implementation responsibilities. Prime contractor roles are inherently more difficult and/or complex as we take on the additional responsibility of managing other vendors as part of the project.

Lengthy and/or complex projects carry a greater degree of business risk than those projects that are short and/or noncomplex in nature. Our inability to timely and successfully complete a project and meet client expectations could have a material adverse effect on our financial condition and results of operations by impacting:

•	the amount and timing of revenue recognition. We generally account for our software implementation projects using the percentage-of-completion (“POC”) method of accounting. We apply various judgments and estimates in following this accounting method, the primary one being the determination of the estimated effort required to complete a project. Significant increases between quarters in the total estimated effort required to complete a project accounted for in this manner can result in a reduction in anticipated revenues, and possibly, the reversal of previously recognized revenue;

•	the overall profitability of a project. Many of our projects are priced on a fixed-fee basis or the amount of fees that can be billed on a time-and-materials basis is capped. As a result, unexpected costs and/or delays can result in the projects being less profitable than originally anticipated, or even unprofitable (i.e., a loss contract). In addition, our products are typically considered mission critical customer management systems by our clients. As a result, an arrangement may include penalties and/or potential damages for failure of our company to perform under the agreed-upon terms of the arrangement; and/or

•	the timing of invoicing and/or collection of arrangement fees. Our ability to invoice and collect arrangement fees may be dependent upon us meeting certain contractual milestones, or may be dependent on the overall project status in certain situations in which we act as a subcontractor to another vendor on a project. As a result, the status of and/or delays in a project can impact the timing of invoicing and collection of our arrangement fees.

VARIABILITY OF QUARTERLY RESULTS

Variability in quarterly revenues and operating results are inherent characteristics of the software and professional services industries. Common causes of a failure to meet revenue and operating expectations in these industries include, among others: (i) the inability to close one or more material software transactions that may have been anticipated by management in any particular period; (ii) the inability to timely renew one or more material software maintenance agreements, or renewing such agreements at lower rates than anticipated; and (iii) the inability to timely and successfully complete an implementation project and meet client expectations, due to factors discussed in greater detail above.

We expect software license, software maintenance services, and professional services revenues to become an increasingly larger percentage of our total revenues in the future. Consequently, as our total revenues grow, so too does the risk associated with meeting financial expectations for revenues derived from our software licenses, software maintenance services, and professional services offerings. As a result, there is a proportionately increased likelihood that we may fail to meet revenue and earnings expectations of the analyst community. Should we fail to meet analyst expectations, by even a relatively small amount, it would most likely have a disproportionately negative impact upon the market price for the our common stock.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

We rely on a combination of trade secret and copyright laws, nondisclosure agreements, and other contractual and technical measures to protect our proprietary rights in our products. We also hold a limited number of patents on some of our newer products, and do not rely upon patents as a primary means of protecting our rights in our intellectual property. There can be no assurance that these provisions will be adequate to protect our proprietary rights. Although we believe that our intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against our company or our clients.

Historically, the vast majority of our revenue has come from domestic sources, limiting the need to develop a strong international intellectual property protection program. With the Kenan Business acquisition, we have clients using our products in many countries. As a result, we need to continually assess whether there is any risk to our intellectual property rights in many countries throughout the world. Should these risks be improperly assessed or if for any reason should our right to develop, produce and distribute our products anywhere in the world be successfully challenged or be significantly curtailed, it could have a material adverse effect on our financial condition and results of operations.

INTERNATIONAL OPERATIONS

We currently conduct a significant amount of our business outside the U.S. We are subject to certain inherent risks associated with operating internationally including: (i) difficulties with product development meeting local requirements; (ii) fluctuations in foreign currency exchange rates for which a natural or purchased hedge does not exist or is ineffective; (iii) longer collection cycles for client billings (i.e., accounts receivable), as well as heightened client collection risks, especially in countries with highly inflationary economies and/or with restrictions on the movement of cash out of the country; (iv) compliance with laws and regulations related to the collection, use, and disclosure of certain personal information relating to clients’ customer’s (i.e., privacy laws) that are more strict than those currently in force in the U.S.; (v) reduced protection for intellectual property rights in some countries; (vi) inability to recover value added taxes (“VAT”) and/or goods and services taxes (“GST”) in foreign jurisdictions; and (vii) a potential adverse impact to our overall effective income tax rate resulting from, among other things: (a) operations in foreign countries with higher tax rates than the U.S.; (b) the inability to utilize certain foreign tax credits; and (c) the inability to utilize some or all of losses generated in one or more foreign countries.

SYSTEM SECURITY

The end users of our systems are continuously connected to our products through a variety of public and private telecommunications networks. We continued to expand our use of the Internet with our product offerings thereby permitting, for example, our clients’ customers to use the Internet to review account balances, order services or execute similar account management functions. Our communications networks and systems carry an inherent risk of failure as a result of human error, acts of nature and intentional, unauthorized attacks from computer “hackers.” Opening up these networks and systems to permit access via the Internet increases their vulnerability to unauthorized access and corruption, as well as increasing the dependency of the systems’ reliability on the availability and performance of the Internet’s infrastructure. Certain system security and other controls for CCS are reviewed periodically by an independent party. We periodically undergo a security review of our internal systems by independent parties, and have implemented a plan intended to mitigate the risk of an unauthorized access to the networks and systems, including network firewalls, intrusion detection systems and antivirus applications.

The method, manner, cause and timing of an extended interruption or outage in our networks or systems are impossible to predict. As a result, there can be no assurances that our networks and systems will not fail, or that our business continuity plans will adequately mitigate any damages incurred as a consequence. In addition, should our networks or systems be significantly compromised, it would most likely have a material adverse effect on our financial condition and results of operations, including our ability to meet product delivery obligations or client expectations. Likewise, should our networks or systems experience an extended interruption or outage, have their security compromised or data lost or corrupted, it would most likely result in an immediate loss of revenue or increase in expense, as well as damaging the reputation of our company. Any of these events could have both an immediate, negative impact upon our short-term revenue and profit expectations, as well as our long-term ability to attract and retain new clients.

PRODUCT OPERATIONS AND SYSTEM AVAILABILITY

Our product operations are run in both mainframe and distributed system computing environments, as follows:

Mainframe Environment

CCS operates in a mainframe data processing center managed by First Data Corporation (“FDC”), with end users dispersed throughout the U.S. and Canada. These services are provided under an agreement with FDC, which runs through June 2008 (renegotiated in the third quarter of 2003). We believe we could obtain mainframe data processing services from alternative sources, if necessary. We have a business continuity plan as part of our agreement with FDC should the FDC data center (the “FDC Data Center”) suffer an extended business interruption or outage. This plan is tested on an annual basis.

Distributed Systems Environment

Several of the Broadband Division’s product applications operate in a distributed systems environment (also known as “open systems”), running on multiple servers for the benefit of certain clients. We operate these distributed systems servers in the FDC Data Center. Under an agreement with FDC that runs through June 2008 (renegotiated in the third quarter of 2003), FDC provides the operations monitoring and facilities management services, while we provide hardware, operating systems and application support. Typically, these distributed product applications interface to and operate in conjunction with CCS via telecommunication networks. We substantially implemented our business continuity plan for these applications, and test certain aspects of this plan on a periodic basis. Security attacks on distributed systems throughout the industry are more prevalent than on mainframe environments due to the open nature of those systems.

The end users of our systems are continuously connected to our CCS product through a variety of public and private telecommunications networks, and are highly dependent upon the continued availability of our systems to conduct their business operations. Should the FDC Data Center, or any particular product application or internal system which is operated within the FDC Data Center or our facilities, as well as the connecting telecommunications networks, experience an extended business interruption or outage, it could have an immediate impact to the business operations of our clients, which could have a material adverse effect on our financial condition and results of operations, as well as negatively affect our ability to attract and retain new clients.